                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             RF POWER PRODUCTS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   749553 10 3
                                 (CUSIP Number)

                               Ronald H. Deferrari
                               Plasma-Therm, Inc.
                             10050 16th Street North
                            St. Petersburg, FL 33716
                                 (813) 577-4999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749553 10 3                 13D                      Page 2 of 4 Pages


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1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         RONALD H. DEFERRARI
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2        Check the Appropriate Box if a Member of a Group       (a)   [ ]
         (See Instructions)                                     (b)   [ ]
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3        SEC Use Only
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4        Source of Funds (See Instructions)

         N/A
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

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6        Citizenship of Place of Organization

         United States
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    Number of            7        Sole Voting Power
     Shares                       246,500
  Beneficially      ------------------------------------------------------------
   Owned by              8        Shared Voting Power
     Each                         0
   Reporting        ------------------------------------------------------------
  Person With            9        Sole Dispositive Power
                                  246,500
                    ------------------------------------------------------------
                         10       Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         246,500
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
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13       Percent of Class Represented by Amount in Row (11)

         2.03%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
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CUSIP NO. 749553 10 3                     13D                  Page 3 of 4 Pages

         The undersigned, Ronald H. Deferrari ("Mr. Deferrari"), hereby amends and restates his Schedule 13D filing and all subsequently filed Amendments.

ITEM 1.           SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "RFPP Common Stock"), of RF Power Products, Inc., a New Jersey corporation ("RFPP"). The principal executive offices of RFPP are located at 136 Route 73, Voorhees, New Jersey 08043.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Mr. Deferrari, who is a citizen of the United States. The present principal occupation of Mr. Deferrari is Chairman of the Board, Chief Executive Officer and Treasurer of Plasma-Therm, Inc. ("Plasma-Therm") and his principal business office is 10050 16th Street North, St. Petersburg, Florida 33716.

         During the last five years, Mr. Deferrari has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Deferrari has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         At the present time, Mr. Deferrari has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D. At present time, Mr. Deferrari is not a controlling person or affiliate of RFPP. Mr. Deferrari currently plans to dispose of additional shares of RFPP Common Stock in routine open market sales.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Deferrari currently owns beneficially 246,500 shares of RFPP Common Stock, which constitutes approximately two percent of the RFPP Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1). The undersigned has been advised that at August 31, 1997, RFPP had 12,141,311 shares of Common Stock outstanding.

         (b) Mr. Deferrari has sole power to vote and dispose of all of such shares.

         (c) From June 3, 1996 through , October 17, 1997, Mr. Deferrari sold an aggregate of 719,405 shares of RFPP Common Stock in routine open market transactions. There were numerous separate transactions, at prices ranging between $4.00 and $7.8125 per share.

CUSIP NO. 749553 10 3                  13D                     Page 4 of 4 Pages

         (d) Not applicable.

         (e) A transaction consummated on September 4, 1997 resulted in Mr. Deferrari ceasing to be the beneficial owner of more than five percent of the outstanding RFPP Common Stock. Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, Mr. Deferrari has no further reporting obligation under Rule 13(d), and has no obligation to amend this Statement if any material change occurs in the facts set forth herein.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH  RESPECT TO SECURITIES OF THE
                  ISSUER.

        None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

        None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 6, 1997                              /s/ Ronald H. Deferrari
                                                     ---------------------------
                                                     RONALD H. DEFERRARI